
11006041

Received SEC
MAR 15 2011
Washington, DC 20549

A Solid Foundation:

Rooted in Community



INSIDE:

PARK TOWNE PLACE,
PHILADELPHIA, PENNSYLVANIA

Welcome

Maintaining a solid foundation is a concept that defines Aimco's business and shapes its identity as a responsible corporate citizen. In challenging times when the economy is unsettled and new resources are scarce, we believe it is even more essential to hold true to sound operating principles and to extend our roots deeper into our communities.



Aimco had a solid 2010. By the numbers, we saw an increase in net operating income, the elimination of our term debt, a reduction in operating expenses, and record resident retention rates. To strengthen the quality of our portfolio, we continued to concentrate resources in our 20 target markets, and we reinvested in maintaining our properties for the benefit of our residents. While the economic climate has been uncertain, our game plan has remained steady and predictable.

In 2010, our multidisciplinary Corporate Citizenship Council established guiding principles for corporate social responsibility. The Council, composed of representatives from all areas of our business and at all staffing levels, has worked collaboratively to set companywide goals that reflect Aimco's core values.

Beyond the numbers, Aimco deepened its valued partnerships with residents, team members, elected officials and shareholders, and strengthened its important commitments to environmental stewardship, good governance, and giving back to communities. To improve our responsiveness to residents, we have enhanced our robust customer survey program and incorporated resident feedback into our operational decision making. To cultivate a positive experience for our team members, we have focused on recognizing our talented men and women and increasing job promotions from within Aimco. To nurture the vital trust of our shareholders, elected officials, and other external partners, we have stepped up our outreach efforts to include a greater number of personalized visits and Investor Day activities.

My colleagues on our Board of Directors chose "majority voting" as the right standard and helped us maintain our emphasis on strong, ethical and respected governance. As we considered opportunities for energy conservation and efficiency, we implemented innovative and reliable, cost-saving heat and power projects at three of our Philadelphia communities. Equally as important as the achievements within Aimco this year was our team members' intensified commitment to volunteer service. Not only did we continue our two Aimco Cares national days of community service with hundreds of team events addressing local priorities around the country, but we also challenged our teams to exceed previous levels of volunteerism.

And rise to the challenge they did! Our Mid-Atlantic team succeeded in topping the field with 99 percent participation from its members, and our Boston-Area team was close behind at 93 percent. But the true significance of this effort is the difference the Aimco teams made in the communities where they live and work. I'm proud of all our volunteers as they take up our call to "give back."

As I look back on 2010, I am pleased with the progress we have made in executing our business plan while enhancing our corporate citizenship goals and incorporating them into the daily business of Aimco. Much is yet to be done, but with a solid foundation and deep roots within our communities, Aimco is poised for continued success.



Terry Considine, *Chairman and CEO*
Apartment Investment and Management Company

AIMCO CORPORATE CITIZENSHIP GOALS:

- *Provide high quality, safe housing and ensure resident satisfaction and superior service*
- *Be an environmental steward*
- *Contribute to communities*
- *Provide an exceptional workplace*
- *Engage stakeholders and shareholders*
- *Maintain high standards of corporate governance and ethics*



MALIBU CANYON,
CALABASAS, CALIFORNIA

A Place to Call Home

Aimco's success as a company and as a solid corporate citizen is viewed each day through the eyes of nearly 500,000 residents.

To help ensure that we are delivering a quality living experience to our residents, Aimco has launched a comprehensive Customer Touchpoint Program. It includes monthly service visits to every resident, a "well check" phone call after the first eight months, e-mailed customer satisfaction surveys to rate performance, and personal phone calls prior to the expiration of the leasing term. With a record resident retention rate in 2010, the personal connection is contributing to customer satisfaction and loyalty to Aimco communities.


AIMCO'S LEAHY SQUARE IN REDWOOD CITY, CALIFORNIA OFFERS A BEAUTIFUL SETTING AND FIRST-CLASS AMENITIES TO ACCOMMODATE FAMILIES AND YOUNG PROFESSIONALS.


AIMCO'S BILTMORE TOWERS IN DAYTON, OHIO HONORED LONG-TIME RESIDENT RUTH CAMPBELL IN A CEREMONY THAT INCLUDED AIMCO LEADERS, STATE REPRESENTATIVE ROLAND WINBURN (PICTURED) AND MAYOR GARY LEITZELL.

INVESTING IN COMMUNITIES

Even in tough economic times, we place a premium on maintaining our physical structures and landscaping. In 2010, Aimco invested more than $170 million in painting building exteriors, planting new trees, repaving parking areas, installing dog parks and similar activities, all designed to enhance our residents' surroundings. This investment is on top of nearly $1 billion that has been directed towards the redevelopment of market-rate communities since 2005.

Aimco's goal is to be a good steward of our real estate, which provides real and tangible benefits to residents and their communities. As one of the leading providers of affordable housing, Aimco helps fulfill a critical need for quality housing for low-income families. Aimco has invested more than $300 million in the past five years to significantly upgrade 62 affordable apartment communities. Our investments continue to provide important job creation and economic development benefits in the 43 states where Aimco does business.

COMFORT AND CONVENIENCE

Our professionally managed communities offer residents an extensive selection of apartments to fit their lifestyles. In addition, Aimco residents have access to online rent payments, high speed internet access, and a dedicated website to report maintenance requests. All residents receive an initial response guaranteed within 24 hours.

"I've been living here for two years and I love it. I haven't had any major issues and when I have a problem it's fixed the same day."

— A Resident of 2900 on First Apartments, Seattle, Washington

FAST FACT:

96%

Average Daily Occupancy Rate


BEFORE


AFTER

Renovating Communities

Aimco completed a $14 million redevelopment at Signal Pointe in Winter Park, Florida in 2010. A new fitness center, dog park, wifi café and clubroom complement the extensive interior and exterior remodel.

FAST FACTS:

7,300
APARTMENTS RECEIVING ENERGY EFFICIENT UPGRADES

332,000,000
GALLONS OF WATER THAT AIMCO'S CONSERVATION PROGRAMS HAVE HELPED SAVE SINCE 2006

PRESERVING RESOURCES – A CORPORATE VALUE

Environmental stewardship guides our work at apartment communities across the country.


RUNAWAY BAY, LANTANA, FLORIDA

Aimco's goal is to reuse and recycle buildings and materials, rather than concentrate on the more resource-intensive ground up development.

We incorporate green building concepts, recycled materials and energy efficient measures into all redevelopments.

Our dedicated environment and conservation team systematically inspects each of Aimco's nearly 800 properties to find opportunities to reduce energy and water consumption, greenhouse gas emissions, and utility costs. During 2010, Aimco invested $5 million in energy conservation projects at 150 apartment communities nationwide.

At 22 communities, Aimco worked with local utility providers to upgrade lighting, install low flow showerheads and aerators, and make HVAC and boiler systems more energy efficient. These upgrades helped reduce resource consumption at 7,300 apartment homes in seven states.

Two affordable properties in California participated in the U.S. Department of Energy Weatherization Program to reduce utility costs for residents. Financed by the American Recovery and Reinvestment Act, projects included the installation of carbon monoxide monitors, energy efficient furnaces, fluorescent light fixtures, weather-stripping and caulking.

In addition, Aimco works with its vendors to ensure that they implement environmentally responsible practices. A companywide conservation project, AIMGreen, targets paper reduction at Aimco offices across the country.

By the Numbers (2006-2010)

22,000
Metric Tons of Greenhouse Gas Emissions Eliminated

332,000,000
Gallons of Water Saved

1,355,000
Natural Gas Therms Conserved

24,100,000
kWh of Electricity Saved

Savings from Aimco's Conservation Programs


2010 Reduced Emissions
CO2 Equivalents from Aimco's Conservation Programs
820
Cars off the road per year
1,025
Acres of pine or fir forests storing carbon for one year
523,575
Gallons of motor gasoline not consumed
10,493
Barrels of crude oil not consumed

OUR RESOURCES:

Finding Innovative, Efficient Energy Solutions

Cogeneration technology, also known as combined heat and power (CHP), headlined Aimco's energy efficiency accomplishments in 2010. Aimco installed CHP systems in three of its Philadelphia apartment buildings, providing residents with electricity, hot water, and heat from one fuel source.

The CHP systems are expected to be 250 percent more efficient than traditional centralized electric power stations, reduce carbon emissions by 2,500 tons, equivalent to the amount produced by 400 cars, and reduce annual electricity consumption by an amount equivalent to 300 homes. Due to the success of the program, Aimco is considering using the same technology in other eligible properties.

The Philadelphia project was the first successful CHP installation in the State of Pennsylvania made possible through a public-private partnership and funded by a $1 million competitive, matching grant from the State of Pennsylvania's Green Energy Works! Program.





"I appreciate companies like Aimco that understand the need to preserve our limited resources by choosing green energy systems."

— Pennsylvania State Senator Vincent J. Hughes

Environmental Impact

The upgrades to the Philadelphia communities will:

- Provide a power generation system that is 250 percent more efficient than traditional centralized electric power stations.
- Cut carbon emissions by 2,500 tons, equivalent to the amount produced by 400 cars.
- Reduce Aimco's load on Philadelphia's power grid, equivalent to the annual electricity consumption of 300 homes.


AIMCO
AIMCO



LEFT: AIMCO VICE PRESIDENT OF ENERGY, MARTIN SPRANG, AT THE NEW ENERGY EFFICIENT COGENERATION PLANT AT UNIVERSITY SQUARE APARTMENTS IN PHILADELPHIA.

TOP RIGHT: KEVIN MUNLEY OF THE PENNSYLVANIA DEPARTMENT OF ENVIRONMENTAL PROTECTION.

BOTTOM RIGHT: THE STERLING APARTMENT HOMES IS ONE OF THREE AIMCO PHILADELPHIA PROPERTIES USING COGENERATION TECHNOLOGY TO PROVIDE ELECTRICITY, HEAT AND HOT WATER TO RESIDENTS.


AIMCO SENIOR VICE PRESIDENT PATTI SHWAYDER AND REGIONAL DEVELOPMENT PLANNER SEAN FINNEGAN SHARE PLANS FOR THE REDEVELOPMENT OF LINCOLN PLACE IN VENICE, CALIFORNIA.

Solid Partnerships

Aimco collaborates with elected officials, local and state agencies, and industry peers on initiatives to stimulate job growth, promote sustainability and enhance economic development.

Whether working with local officials to redevelop our communities, partnering with Congress and state agencies to preserve quality housing, joining forces with the business community to promote economic development, or serving in a leadership role for an apartment industry trade organization, Aimco strives to cultivate effective external partnerships.

Aimco representatives serve on the boards of the Real Estate Roundtable and NAREIT, the Executive Committees of the National Multi-Housing Council, the National Leased Housing Association, and the National Affordable Housing Management Association, and are active in many local civic ventures.

In Los Angeles, Aimco reached an agreement with historic preservationists, residents, and the City of Los Angeles to preserve and redevelop nearly 800 apartment homes at Lincoln Place. As a member of the Board of Directors of the Los Angeles Business Council (LABC), Aimco has worked in partnership to facilitate the growth of sustainable, affordable housing. In 2010, Aimco established the Aimco LABC Housing Impact Award, presenting the inaugural award to Councilwoman Jan Perry for her commitment to the creation and preservation of quality affordable housing in the City.

In Philadelphia, Aimco partnered with City Council members, the Mayor's office, the University of the Sciences in Philadelphia, the University City District, and state and federal officials in the revitalization of the Market Street corridor. In Atlanta, Georgia, Aimco team members served as key advisors for a workforce development effort sponsored by Lieutenant Governor Casey Cagle and the Georgia Apartment Association.

Setting and meeting the highest standards in affordable housing remain key objectives for Aimco. Over the last four years, Aimco has been recognized by the National Affordable Housing Management Association for maintaining the largest number of apartment communities designated as "Communities of Quality" and has received the organization's top award. Management practices, resident services and building maintenance are evaluated and must achieve high marks to meet the COQ benchmark.


URBAN RENEWAL
Congressman Chaka Fattah and Regional Property Manager Rich Skoczylas celebrate the completion of the Market Street corridor revitalization in Philadelphia. Aimco was a key contributor to the project.

"This project will create 600 good-paying construction jobs... these are all well-paying jobs in trades that are 30 to 40 percent out of work right now. This project will put them back to work right away."

— First Deputy Mayor of Los Angeles Austin Beutner on Aimco's Renovation Plan in Venice, California



Charting careers, Investing in Team Success

The Aimco team is a talented group of men and women who come to work each day with a common goal – to provide outstanding service and value to our residents, communities and shareholders.

To recognize this dedication, Aimco invests in team members by providing opportunities to develop the skills needed to excel in their jobs. Hundreds of team members take advantage of online, customized classes and onsite trainings while gaining certifications and improved skills. Our goal is to be the best in class by providing outstanding customer service and constantly improving the capabilities of our team members.

LISTENING AND LEARNING

Aimco values input from every team member in the organization. We regularly survey all team members for important feedback on what is working and where improvements can be made. Surveys focus on team member loyalty, leadership, culture and values, availability of on-the-job resources, and compensation and rewards.

RECOGNIZING A JOB WELL DONE

Rewarding performance is an Aimco value practiced through compensation and by celebrating achievement. The Operations Incentive Plan compensates team members for their contributions to the financial and operational accomplishments of our communities. The Managing Aimco Performance Program rewards all team members for individual contributions to Aimco's success.

To be noticed by one's peers often brings the greatest satisfaction. Each quarter, Aimco team members honor their colleagues as part of the Aiming for the Stars program. Awards are given for outstanding performance in the areas of citizenship, customer service, team effort, and individual achievement.

LENDING A HAND

Aimco team members are part of an extended Aimco family, and we provide programs to help them when in need. Aimco offers a scholarship program to assist college-age children of team members meet the expense of higher education. Sixty-three grants were awarded in 2010, and 308 scholarships have been given to eligible students over the last five years. When team members are faced with difficult, unexpected circumstances, the Aimco Cares 4 U program can step in to help. Short-term financial assistance to employees tackling emergency situations is offered to fill the gap and help team members regain financial stability.

A Few of the 63 Outstanding Scholarship Recipients in 2010



Barton Short
Eastern Kentucky University
Mother Sandra is a Service Technician at Wilderness Trail Manor, Middlesboro, KY



Tasia Shine
Le Cordon Bleu
Mother Jermelda Shine is an Assistant Community Manager at The Parkways, Naperville, IL



Abby Miller
Butler University
Mother Carolyn is a Financial Systems Analyst in Aimco's Indianapolis office

FAST FACTS:

40%
AIMCO MANAGEMENT POSITIONS FILLED BY TALENT WITHIN

67,510
APPLIED LEARNING COURSES COMPLETED BY AIMCO TEAM MEMBERS IN 2010

One Million Dollars to Help

The Aimco Cares Charity Golf Classic hit a significant milestone this year as we raised more than one million dollars during the seven years of the tournament.

During the history of the event, which is supported through the generous sponsorships of companies and individuals nationwide, beneficiaries have included the Denver Rescue Mission; The Fisher House Foundation, which supports veterans seeking medical treatment away from home; Sentinels of Freedom, a group providing homes, education and financial assistance to severely injured soldiers; and the Tragedy Assistance Program for Survivors (TAPS). In 2010, the tournament directed its earnings to a new, worthy cause – education. Half of the event contributions received benefited the new Aimco Cares Opportunity Scholarship Fund, established to provide financial assistance to college-bound students who live in subsidized rental housing. In partnership with the National Leased Housing Association, this scholarship helped 10 deserving students pursue their dreams of an education beyond high school. Perhaps scholarship recipient Trameciea White says it best: "Education means freedom from poverty and freedom from stereotypes in my future."



CHIEF ADMINISTRATIVE OFFICER MILES CORTEZ JOINS GENERAL DAVID PATRAEUS AT A TAPS EVENT HONORING MILITARY FAMILIES. AIMCO HAS CONTRIBUTED $269,500 TO TAPS OVER THE LAST THREE YEARS.

"Aimco's heartfelt support makes it possible for TAPS to provide immediate and ongoing help, hope, and healing to all who are grieving the death of a loved one in military service in America. We couldn't do it without you!" — **Bonnie Carroll, President and Founder, TAPS**



Hitting $1 Million

The Aimco Cares Charity Golf Classic raised its millionth dollar in 2010, the seventh year of the tournament. Beneficiaries of this year's tournament were college-bound students from affordable housing communities and military families whose loved ones perished in the line of duty.

Aimco Cares Opportunity Fund Scholars:



Cedric Jones
Studying Architecture at the University of California, Berkeley.
"As education is my bridge, I will achieve nothing short of success."



Davinia Michelle Peterson
Studying Psychology at Southwest Minnesota State University.
Loves working with the elderly.



Stephanie Pineiro
Studying Sociology at the University of North Florida.
Plans to continue to New York University to obtain a Master's Degree in Urban Planning and a Law Degree.

STRONG COMMUNITY ROOTS

"Service to our greater community is a priority for our company, both as individuals and through our Aimco Cares program. I applaud our team members who are taking part in activities that have a positive impact and give back to the communities where we live and work."

— Terry Considine, Chairman and CEO




INVEST IN KIDS
AIMCO Cares


ANDERSON COUNTY
community
Action
AIMCO Cares
Helping build community.




Nashua
Children's
Home
Enriching the lives of children and families since 1903...
AIMCO
Cares


AIMCO
Cares

More than 130 projects, Thousands of Volunteer Hours

Aimco is proud of its service to local communities, and the hundreds of projects that have been completed to address local needs and priorities. The Aimco Cares program, which provides 10 paid hours of volunteer time to each employee, has impacted thousands of lives and developed lasting relationships with hundreds of non-profit partners. In 2010, Aimco sponsored two national days of community service involving more than 130 projects nationwide. Whether rolling up their sleeves to sort and pack supplies at food banks in Baltimore, Los Angeles, Richmond, San Diego and West Texas, serving meals to the homeless at rescue missions in Denver and Miami, or brightening the holidays at Children's hospitals in Greenville and Dallas, Aimco team members gave back to their communities in a big way.

Aimco Cares volunteer highlights include: Aimco Corporate team members volunteered at the Max Fund no-kill animal shelter in Denver (Top Center); The Boston Operations team achieved 93 percent participation and continued its long-standing partnership with the Nashua Children's Home (Top Right); The Philadelphia team joined City Council President Anna Verna's office to clear a lot for the future home of the Point Breeze Performing Arts Center (Center Right); and The Mid-Atlantic Operations team celebrated its winning volunteer (99 percent) record (Lower Right).


AIMCO
Cares
Helping build community

Trusted Leadership

Aimco is committed to doing business the right way. Underlying our business activities is a focus on staying true to our core values of integrity, respect, collaboration, performance culture, and a focus on customers.

Aimco Code of Ethics

Aimco's corporate philosophy is founded upon high ethical standards and professional responsibility. Each and every individual within our organization must observe these principles. Aimco is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business ethics so as to earn the public trust.

Maintaining high ethical standards and unquestioned integrity defines Aimco's corporate practices and culture. Aimco's Code of Ethics has been adopted by each and every team member.

Aimco has been a leader in the establishment and implementation of model corporate governance practices, adopting policies and procedures long before they became industry requirements. Aimco's Board of Directors is elected annually and nearly 90 percent are independent members. Aimco's Board adopted a majority vote standard in uncontested director elections, a policy that puts us in the forefront of industry peers.

To ensure compliance and strict adherence to government regulations and industry standards, Aimco team members each must pass annual courses including Fair Housing, the Fair Labor Standards Act, REIT requirements, and Aimco's Code of Ethics. Aimco has been consistently recognized for sound governance by Institutional Shareholder Services.

AIMCO BOARD OF DIRECTORS

Terry Considine
Founder, Chairman of the Board and CEO, Aimco

James N. Bailey
Chairman, Nominating and Corporate Governance Committee; Co-Founder, Senior Managing Director and Treasurer, Cambridge Associates, LLC

Richard S. Ellwood
Founder, R.S. Ellwood & Co. Inc. and investment banker and practice leader at Merrill Lynch Capital Markets, Warburg Paribas Becker, White, Weld & Co, and J.P. Morgan & Co.

Thomas L. Keltner
Served as Executive Vice President and CEO, Americas and Global Brands, Hilton Hotels Corporation

J. Landis Martin
Lead Independent Director; Chairman, Compensation and Human Resources Committee; Founder and Managing Director, Platte River Ventures, LLC; Served as CEO of four NYSE companies

Robert A. Miller
President, Marriott Leisure; Co-Founder and President of American Resorts, which was sold to Marriott International, Inc. to form its timeshare division

Kathleen M. Nelson
Founder and President, KMN Associates, LLC and Co-Founder and Managing Principal of Bay Hallow Associates, LLC; Served as managing director/group leader and chief administrative officer for TIAA-CREF's mortgage and real estate division

Michael A. Stein
Chairman, Audit Committee; Served as CFO of ICOS Corporation, Nordstrom, Inc. and Marriott International, Inc.


2900 on First

2900 ON FIRST,
SEATTLE, WASHINGTON

AIMCO

Apartment Investment and Management Company

4582 S. Ulster Street
Suite 1100
Denver, CO 80237
WWW.AIMCO.COM